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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Per-Se Technologies, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  713569309

     (Date of Event Which Requires Filing of this Statement)

                        December 31, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filled:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP Number:  713569309

1.  Name of Reporting Person

         Whitehall Asset Management, Inc.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Citizenship or Place of Organization - New York


Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         1,490,335

6.  Shared Voting Power:



7.  Sole Dispositive Power:

         2,765,109

8.  Shared Dispositive Power:


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

         2,765,109

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares

11. Percent of Class Represented by Amount in Row (9)

         9.2398%

12. Type of Reporting Person

         CO





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Item 1(a) Name of Issuer:  Per-Se Technologies, Inc.

      (b)Address of Issuer's Principal Executive Offices:

              2840 Mount Wilkinson Parkway
              Atlanta, GA  30339-3632


Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Person:

              Whitehall Asset Management, Inc.
              320 Park Avenue, 10th Floor
              New York, NY  10022

              New York corporation

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number:  713569309

Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,





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    (i)  / / Church plan excluded from the definition of an
             investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned:  2,765,109

         (b) Percent of Class:  9.239%

         (c) 0 shares with shared power to vote or to direct the vote; 1,490,335 shares with sole power to vote or to direct the vote; 0 shares with shared power to dispose or to direct the disposition of; 2,765,109 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following / /.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the Parent
         Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A



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Item 10. Certification.

         By signing below I certificate that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




By: /s/ Marc Keller                         2/14/02
    ____________________________            ____________
   Name:  Marc Keller                       Date
   Title: Senior Managing Director
































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